LEWIS, RICE & FINGERSH, L.C.

ATTORNEYS AT LAW

500 N. BROADWAY, SUITE 2000
ST. LOUIS, MISSOURI 63102-2147
WWW.LRF.COM
LESSIG@LEWISRICE.COM

LEONARD J. ESSIG
DIRECT (314) 444-7651

TEL (314) 444-7600
FAX (314) 612-7651

January 26, 2006

VIA FACSIMILE (202-772-9206) AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Pamela Howell, Special Counsel

Re: **Farmers & Merchants Bancorp, Inc. ("FMB"), File No. 24-10126**
Offering Statement on Form 1-A

Dear Ms. Howell:

This letter is written in connection with the Comment No. 9 in the letter with respect to the above-captioned filing from staff of the Securities and Exchange Commission dated November 3, 2005 and subsequent telephone discussions with Commission staff. We are in the process of updating the financial statements and related disclosures contained in the filing, and we will file an amendment containing the updated information as soon as possible. Due to the importance of satisfying the Rule 251 requirements, however, we wish to submit this letter to staff in advance of the amendment.

In Comment No. 9, SEC staff stated that:

We note that the book value of your shares [i.e., the shares of FMB], taking into account the stock split and MCM Savings Bank, F.S.B.'s (MCM) dividend, is $26.06 per share. Assuming the value of the MCM shares will be equivalent in the exchange, it would seem that at the maximum number of 198,587, the aggregate exchange value would be greater than the $5 million limitation imposed by Regulation A. Please advise how you satisfy the limitation imposed by Rule 251 of Regulation A. We may have further comment.

In our response to such comment, we noted that Rule 251 of Regulation A provides that in order to utilize Regulation A the cash and other consideration *to be received* for the offered securities may not exceed $5,000,000 and that the dividend proposed to be paid by MCM Savings Bank, F.S.B. ("MCM") would reduce MCM's book value to less than $5,000,000. As a result, we stated, the consideration that FMB will receive for the FMB securities to be issued in the proposed transaction would not exceed $5,000,000.

LEWIS, RICE & FINGERSH, L.C.

Securities and Exchange Commission
January 26, 2006
Page 2

In a January 19, 2006 telephone conversation with Commission staff, staff requested additional information relating to the value of the consideration (i.e., MCM common stock) that FMB would receive in the merger.

As you know, Rule 251(b) provides in relevant part that the sum of all cash and other consideration to be received for the securities ("aggregate offering price") may not exceed $5,000,000 less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance upon Regulation A. (FMB has not issued any other securities within the twelve-month period before the above-captioned offering.) The note to Rule 251(b) provides that if securities are not offered for cash, the aggregate offering price must be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Further, valuations of non-cash consideration must be reasonable at the time made.

As a threshold matter, FMB and MCM believe that the value of MCM stock established by them in the Agreement and Plan of Reorganization, dated as of May 25, 2005 (the "Reorganization Agreement"), satisfies the requirements of Rule 251(b). In the Reorganization Agreement, the parties determined that the value of MCM's stock (i.e., the value of the consideration to be received by FMB for the issuance of its own common stock) would be the book value per share of that stock after MCM's payment of a cash dividend to its shareholders. As Commission staff themselves appear to acknowledge in Comment No. 9, book value is an accepted standard for determining the value of a company, such as MCM, whose stock is not actively traded or listed on an exchange or quotation system. The aggregate book value of the MCM stock after the dividend payment is less than $5,000,000. Please note in this regard that the Reorganization Agreement was negotiated on an arms-length basis by the senior officers of FMB and MCM with the assistance and advice of legal and financial advisors. Neither FMB nor MCM was under any obligation to negotiate or enter into a transaction with each other or any other party, and neither of them is subject to any financial emergency or other, similar exigency. Further, the Reorganization Agreement was approved by the board of directors of each of FMB and MCM in the exercise of their fiduciary duties to their respective companies and shareholders, and the Reorganization Agreement and the transactions contemplated thereby are subject to the approval of each company's shareholders.

In addition, information relating to sales of MCM's common stock over the past year, as well as the most recent appraisal of the value of MCM stock held by MCM's Employee Stock Ownership Plan supports compliance with Rule 251. The following table contains data with respect to sales of MCM stock since January 1, 2005. The data were derived from information contained on the OTC Bulletin Board through the AOL Finance web site (cited as "OTCBB" in the following table) and from information obtained by MCM management (cited as "MCM"). MCM has no information to suggest that any of the sales described below were not bona fide sale transactions.

LEWIS, RICE & FINGERSH, L.C.

Securities and Exchange Commission
January 26, 2006
Page 3

MCM Stock Sales Data

Date	Price per Share	Shares	Source
1/11/2005	$27.57	18	MCM
4/20/2005	15.00	5,000	MCM
4/26/2005	13.25	180	OTCBB
4/27/2005	13.35	497	OTCBB
5/31/2005	20.00	180	OTCBB
6/28/2005	28.00	700	OTCBB
9/15/2005	20.25	577	OTCBB
10/25/2005	19.50	400	OTCBB
11/1/2005	19.90	1,200	OTCBB
11/14/2005	Unknown	50	MCM

The weighted average price for all sales since January 1, 2005 (excluding the November 14, 2005 transaction) is $17.26 per share, which would result in an aggregate value for all of MCM's common stock of $3,174,002. The weighted average price for all sales after the date of the Reorganization Agreement (again excluding the November 14, 2005 transaction) is $21.77, which would result in an aggregate value for all of MCM's common stock of $4,003,610. Both of these amounts demonstrate compliance with Rule 251. Also, the most recent appraisal obtained by MCM of the value of the MCM stock owned by MCM's ESOP concluded that, as of December 31, 2004, the ESOP's shares of MCM had a per share market value of $24.00, which would result in an aggregate value for all of MCM's common stock of $4,412,832. Finally, please note that the MCM stock owned by FMB, 3,334 shares or approximately 1.8% of the outstanding MCM common stock, will be cancelled in the merger. As a result, the calculation of the value of MCM received by FMB in exchange for its stock issued in the merger must be reduced by 1.8%, regardless of the method used to calculate the consideration received by FMB in the merger.

If you have any questions with respect to the foregoing, please do not hesitate to contact the undersigned at 314-444-7651.

Very truly yours,



Leonard J. Essig

LEWIS, RICE & FINGERSH, L.C.

Securities and Exchange Commission
January 26, 2006
Page 4

c: B. Stevens Plowman, Farmers & Merchants Bancorp, Inc.
        Bill Sharp, MCM Savings Bank, FSB
        John K. Pruellage, Esq.
        Joel Rappoport, Esq.
        Michael Trokey

        Blaise Rhodes, SEC
        Duc Dang, SEC